# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Talkspace, Inc., CIK 0001803901
CUSIP: 87427V103
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 622 THIRD AVENUE, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 08/17/2026
Amends the filing with accession number 0000914121-21-007252
Filed by CIK 0001652522
Persons authorized to receive notices and communications: Douglas L. Braunstein, Hudson Executive Capital LP, c/o Talkspace, Inc., 622 Third Avenue, New York, New York (NY), 10017, 212-284-7206

## Reporting persons
- HEC Management GP LLC: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Hudson Executive Capital LP (CIK 0001652522): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- HEC Master Fund LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Douglas L. Braunstein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Talkspace, Inc.
Address of issuer's principal executive offices: 622 THIRD AVENUE, NEW YORK, New York (NY), 10017
Comment: This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the previously filed statement on Schedule 13D filed on July 2, 2021 (as amended and supplemented on November 17, 2021 and March 10, 2026, the "Existing Schedule 13D") by the Reporting Persons, relating to the common stock, par value $0.0001 per share (the "Common Stock"), of Talkspace, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings set forth in the Existing Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Existing Schedule 13D is hereby amended and supplemented by adding the following:

On August 17, 2026, the merger (the "Merger") contemplated by the Agreement and Plan of Merger (the "Merger Agreement"), dated March 9, 2026, by and among the Issuer, Universal Health Services, Inc., a Delaware corporation ("Parent"), and UHS Merger Subsidiary, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Merger Sub"), was consummated. Pursuant to the Merger Agreement, Merger Sub merged with and into the Issuer, and the Issuer continued as the surviving corporation as an indirect wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each outstanding share of Common Stock (other than shares of Company Common Stock to be canceled pursuant to the Merger Agreement and shares with respect to which appraisal rights were properly exercised and not withdrawn under Delaware law) was automatically converted into the right to receive $5.25 in cash, without interest (the "Merger Consideration"). In addition, as of the Effective Time, each stock option granted under the Issuer's equity incentive plans (a "Stock Option") that was vested as of the Effective Time (each, a "Vested Stock Option") was cancelled and converted into the right to receive an amount in cash equal to the excess, if any, of (i) the Merger Consideration over (ii) the per share exercise price of such Vested Stock Option. Each restricted stock unit granted under the Issuer's equity incentive plans ("RSU") that was vested, but not yet settled, as of the Effective Time, was cancelled and converted into the right to receive the Merger Consideration for each RSU.

Immediately prior to the Effective Time, each of the Issuer's directors, including Mr. Braunstein, resigned from, and ceased serving on, the Issuer's board of directors.

Following the Merger, the Reporting Persons no longer beneficially own any securities of the Issuer, nor do they have sole or shared power to vote, direct the vote, dispose or direct the disposition of, any securities of the Issuer. The Common Stock will no longer be listed on Nasdaq and will be deregistered under Section 12(b) of the Exchange Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a), 5(b), 5(c), 5(d), and 5(e) of the Existing Schedule 13D are hereby amended and supplemented by adding the following:

The aggregate number and percentage of the Common Stock that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13, respectively, on the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The number of Common Stock as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth in boxes 7, 8, 9 and 10, respectively, on the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.
Transactions in the class effected during the past sixty days: The response to Item 4 above is incorporated herein by reference. Except as otherwise set forth herein, none of the Reporting Persons has acquired or disposed of any Common Stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of August 17, 2026, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Existing Schedule 13D is hereby amended and supplemented by adding the following:

Upon the consummation of the Merger, the Voting Agreement automatically terminated pursuant to its terms and is of no further force or effect.

## Signatures
- HEC Management GP LLC: /s/ Douglas L. Braunstein, Douglas L. Braunstein, Managing Member (08/17/2026)
- Hudson Executive Capital LP: /s/ Douglas L. Braunstein, Douglas L. Braunstein, Managing Member (08/17/2026)
- HEC Master Fund LP: /s/ Douglas L. Braunstein, Douglas L. Braunstein, Investment Manager (08/17/2026)
- Douglas L. Braunstein: /s/ Douglas L. Braunstein, Douglas L. Braunstein (08/17/2026)